SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                               (Amendment No. 9)

                           THE INTERGROUP CORPORATION
                                  Name of Issuer

                     Common Stock, Par Value $0.O1 Per Share
                           Title of Class of Securities

                                    45865-10-4
                                   CUSIP Number


                                 John V. Winfield
                        2121 Avenue of the Stars, Suite 2020
                           Los Angeles, California 90067
                                  (310) 556-1999
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                 January 27, 1999
                                 ----------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No. 45865-10-4
------------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group          (a) [ ]
                                                               (b) [ ]
------------------------------------------------------------------------------
3.   SEC Use Only

------------------------------------------------------------------------------
4.   Source of Funds

     N/A
------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     U.S.
------------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         1,075,938
Beneficially                              ------------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           15,151
Reporting                                 ------------------------------------
Person                                    9.   Sole Dispositive Power
With                                           1,044,825
                                          ------------------------------------
                                          10.  Shared Dispositive Power

------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,091,089 Shares
------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     48.4%
------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
------------------------------------------------------------------------------

                           AMENDMENT NO. 9
                           TO SCHEDULE 13D
                         OF JOHN V. WINFIELD
                 REGARDING OWNERSHIP OF COMMON STOCK OF
                     THE INTERGROUP CORPORATION


          This Amendment No. 9 to Schedule 13D is being filed by John V. Winfield to update information previously furnished. This Amendment reflects a grant of options to Mr. Winfield to purchase Common Stock, $.01 par value (the "Common Stock") of The InterGroup Corporation ("InterGroup" or the
"Company"). The options were issued pursuant to a 1998 Stock Option Plan for Selected Key Officers, Employees and Consultants (the "Plan"), which was ratified and approval by the shareholders of InterGroup on January 27, 1999.


Item 1.   Security and Issuer.
          -------------------
          This Amendment to Schedule 13D relates to the Common Stock, $.01 par value per share, of InterGroup.


Item 2.   Identity and Background
          -----------------------

          (a) John V. Winfield

          (b) Mr. Winfield's business address is: 2121 Avenue of the Stars, Suite 2020, Los Angeles, California 90067.

          (c) Mr. Winfield's principal occupation is Chairman and President of The InterGroup Corporation, 2121 Avenue of the Stars, Suite 2020, Los Angeles, California 90067.

          (d) Mr. Winfield has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Winfield has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------
         The options acquired by Mr. Winfield were granted to him as a selected key officer and employee of InterGroup under the Plan. No other consideration was paid for the options.

Item 4.   Purposes of Transaction.
          -----------------------

          (a) On January 27, 1999 InterGroup entered into a Stock Option Agreement with John V. Winfield to purchase up to 150,000 shares of the Common Stock of InterGroup at an exercise price of $11.875 per share. The grant of options was issued pursuant to the Plan approved by the shareholders of InterGroup at its Annual Meeting of Shareholders on January 27, 1999.

          The term of the options is for the period beginning December 22, 1998 and ending on December 21, 2008. No options may be exercised prior to June 8, 1999 and vest according to the following schedule: December 22, 1998 - 37,500 shares; January 27, 1999 - 37,500 shares; December 22, 1999 - 37,5000 shares; December 22, 2000 - 37,500 shares. The text of the Stock Option Agreement is set forth as Exhibit A to this Amendment No. 9 to Schedule 13D.

          Mr. Winfield may, from time to time, purchase additional shares of Common Stock in the open market or in private transactions.

          Except as set forth above, Mr. Winfield has no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D.



Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------
          (a) John V. Winfield, as of January 27 1999, may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act: (i) 941,089 shares of the Common Stock and (ii) options to purchase 150,000 shares of Common Stock. Those shares represent 48.4% of the outstanding Common Stock of InterGroup based on InterGroup's representation that it had 2,105,113 shares of Common Stock outstanding, as contained in its most recent filing with the Commission, and assuming the exercise of the option to purchase all 150,000 shares of Common Stock granted thereunder.

          (b) John V. Winfield, as of January 27, 1999, beneficially owns for purposes of Section 13(d) of the Exchange Act: (i) 894,825 shares of Common Stock, which he has sole voting and dispositive power; (ii) options to purchase 150,000 shares of Common Stock, which, if exercised, he would have sole voting and dispositive power; (iii) 31,113 shares allocated to Mr. Winfield in InterGroup's ESOP of which Mr. Winfield has sole voting power; and
(iv) 15,151 shares held by InterGroup's ESOP to which Mr. Winfield, as trustee, would have the power to vote if voting instructions are not provided by the participants on a timely basis.

          (c) The only transaction in the Common Stock that was effected during the past 60 days by Mr. Winfield was the January 27, 1999 Stock Option Agreement between the Company and Mr. Winfield, which is described in Item 4(a) above. Pursuant to the Agreement, Mr. Winfield was granted options to purchase, up to, an aggregate of 150,000 shares of Common Stock at an exercise price of $11.875 per share.

          (d) No person other than Mr. Winfield, with respect to his shares, and the beneficiaries of InterGroup's ESOP, with respect to their shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each.

          (e)  Inapplicable.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          -------------------------------------------------------------

          On January 27, 1999 InterGroup entered into a Stock Option Agreement with John V. Winfield to purchase up to 150,000 shares of the Common Stock of InterGroup at an exercise price of $11.875 per share. The term of the options is for the period beginning December 22, 1998 and ending on December 21, 2008. No options may be exercised prior to June 8, 1999 and vest according to the following schedule: December 22, 1998 - 37,500 shares; January 27, 1999 - 37,500 shares; December 22, 1999 - 37,500 shares; December 22, 2000 - 37,500 shares. The text of the Stock Option Agreement is set forth as Exhibit A to this Amendment No. 9 to Schedule 13D.


Item 7.   Material to be Filed as Exhibits
          --------------------------------

          A copy of The Stock Option Agreement, dated January 27, 1999, by and between InterGroup and John V. Winfield is filed as Exhibit A to this Schedule.



                                  SIGNATURES


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 5, 1999
       -----------------

                                       /s/ John V. Winfield
                                       ------------------------
                                       John V. Winfield

                                 EXHIBIT A

                            STOCK OPTION AGREEMENT
                                  (Employee)

     This Stock Option Agreement (the "Stock Option Agreement") is made and entered into as of the 27th day of January, 1999, by and between The InterGroup Corporation , a Delaware corporation (the "Company"), and the individual employee (the "Employee") listed on the Acknowledgment to which this Stock Option Agreement is attached as Schedule 1 (the "Acknowledgment.")

                              W I T N E S E T H :

      WHEREAS, the Company desires to grant to Employee the right and option to purchase shares of Common Stock upon the terms and subject to the conditions set forth in this Stock Option Agreement (said shares, as adjusted in accordance with Section 16 of the Stock Option Agreement, or any part thereof, are hereinafter referred to as "Employee's Shares");

      WHEREAS, the number of Employee's Shares and the dates upon which the Option may be exercised are set forth in the Acknowledgment;

      WHEREAS, Employee desires to receive the right and option to purchase Employee's Shares upon the terms and subject to the conditions set forth in this Stock Option Agreement;

      NOW, THEREFORE, in consideration of the premises, of the mutual promises, covenants and conditions herein contained, for the purposes and objectives set forth in this Stock Option Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto intending to be legally bound, hereby agree as follows:

      1. Definitions. In addition to the words and terms elsewhere defined in this Stock Option Agreement, certain capitalized words and terms used in this Stock Option Agreement shall have the meanings given to them by the definitions and descriptions in The InterGroup Corporation 1998 Stock Option Plan (the "Plan"), unless the context or use indicates another or different meaning or intent, and such definitions shall be equally applicable to both the singular and plural forms of any capitalized words and terms defined in the Plan.

      2. Grant of Option. The Company grants to Employee, and Employee hereby receives from the Company the right and option (the "Option") to purchase Employee's Shares upon the terms and subject to the conditions set forth in this Stock Option Agreement and the Plan.

      3. Term of Option. The term of the Option (the "Term") shall be for the period beginning on December 22, 1998 (the "Effective Date") and ending on the date of December 21, 2008 (the "Termination Date"); provided, however, that, except as set forth in Sections 7, 8, 9 or 10, hereof, the Term shall expire upon Employee no longer being employed by the Company or any Subsidiary.

      4. Exercise of Option. The Option to purchase Employee's Shares shall be exercisable during the Term as set forth on the Acknowledgment under "Vesting Schedule". The Option shall be exercised by Employee delivering written notice to the Company of such exercise. Payment shall be made in cash (which may include such documentation as the Committee and Employee's broker, if applicable, shall require to effect an exercise of the Option and delivery to the Company of the sale or loan proceeds required to pay the purchase price for such Employee's Shares), in whole shares of Common Stock already owned by Employee or partly in cash and partly in such Common Stock. Such notice shall state that Employee elects to exercise the Option, the number of Employee's Shares in respect of which it is being exercised and the manner of payment for such Employee's Shares, and shall either (i) fix a date (not more than ten
(10) business days from the date of exercise) for the payment of the full purchase price for such Employee's Shares. Cash payments shall be made by wire transfer, certified or bank check or personal check, in each case payable to the order of the Company; provided, however, that the Company shall not be required to deliver certificates for shares with respect to which an Option is exercised until the Company has confirmed the receipt of good and available funds in payment of the purchase price thereof. Common Stock payments (valued at the Fair Market Value of a share of Common Stock on the date of exercise) shall be made by delivery of stock certificates in negotiable form. If certificates representing Common Stock are used to pay all or part of the purchase price for Employee's Shares, separate certificates shall be delivered by the Company representing the same number of shares as each certificate so used, and an additional certificate shall be delivered representing any additional shares to which Employee is entitled as a result of the exercise of the Option. Except as provided in Sections 7, 8, 9 or 10 hereof, no Option may be exercised at any time unless Employee is then an employee of the Company or of a Subsidiary. Employee shall have none of the rights of a stockholder with respect to Employee's Shares until such Employee's Shares shall be transferred to Employee upon the exercise of the Option and, except as provide in Section 16 hereof, no adjustments shall be made to Employee's Shares for dividends (ordinary or extraordinary and whether in cash, securities or other property), distributions or other rights for which the record date is prior to the date such stock certificate is issued.

      5. Purchase Price. Subject to adjustment as provided in Section 16 of this Stock Option Agreement, the purchase price for any of Employee's Shares purchased pursuant to the terms of this Stock Option Agreement shall be the price per share set forth on the Acknowledgment.

      6. Non-transferability of Option. No Option shall be transferable otherwise than by will or the laws of descent and distribution, and the Option shall be exercised during the lifetime of Employee only by Employee. A breach by Employee of any restrictions, terms or conditions provided in the Plan or in this Stock Option Agreement shall cause the Option to be terminated.

      7. Termination of Option Upon Termination of Employment. If the Employee's employment by the Company shall terminate for any reason other than death. Disability or termination for cause, the Option shall terminate six months after the Employee's employment terminates (unless the Optionee dies during such period), or on the Option's expiration date, if earlier, and shall be exercisable during such period after termination of employment only with respect to the number of shares which the Employees was entitled to purchase on the day preceding the termination of the Employee's employment, except that the Committee may, in specific cases, and in its sole discretion, permit exercise by an Optionee of all, or a part of, the unexercised Option within the period referred to above after the Employee's employment terminates. If the Employee's employment shall terminate because of discharge for cause, the Option shall terminate on the date of the Employee 's discharge.

      8. Termination of Option Upon Death or Disability. In the event of the Employee 's death or Disability while in the employ of the Company or Employee's death within six months after the termination of the Employee's employment (other than by reason of discharge for cause) the Option shall terminate upon the earliest to occur of (i) 12 months after the date of the

Employee's death or Disability, or (ii) the Option's expiration date. The Option shall be exercisable during such period after the Employee's death or Disability with respect to the number of shares as to which the Option shall have been exercisable on the date preceding the Employee's death or Disability, as the case may be.

      9. Other Limitations. Notwithstanding anything contained in this Stock Option Agreement to the contrary, the exercise of any Option after the termination of employment of Employee for any reason is subject to the following: (i) no Option may be exercised after the expiration date of the Option; and (ii) only Options exercisable by Employee at the time of such termination may be exercised after such termination of Employee.

      10. Leave of Absence. A leave of absence, unless otherwise determined by the Board prior to the commencement thereof, shall not be considered a termination of employment. The Option shall not be affected by any change of employment so long as Employee continues to be an Employee of the Company or a Subsidiary.

      11. Right of Company to Terminate Employment. Nothing contained in the Plan or in this Stock Option Agreement shall confer on Employee the right to continue in the employ of the Company or any Subsidiary or interfere in any way with the right of the Company or a Subsidiary to terminate the employment of Employee at any time, with or without cause.

      12. Non-alienation of Benefits. No right or benefit under the plan or this Stock Option Agreement shall be subject to anticipation, alienation, sale, assignment, hypothecation, pledge, exchange, transfer, encumbrance or charge, and any attempt to anticipate, sell assign, hypothecate, pledge, exchange, transfer, encumber or charge the same shall be void. No right or benefit hereunder shall in any manner be liable for or subject to the debts, contracts, liabilities or torts of the person entitled to such benefit.

      13. Termination and Amendment. No termination, modification or amendment of the Plan or of this Stock Option Agreement may, without the consent of Employee, adversely affect the rights of Employee with respect to the Option.

      14. Withholding. The Company's obligation to deliver shares of Common Stock upon the exercise of the Option shall be subject to applicable federal, state and local tax withholding requirements. Federal, state and local withholding tax due upon the exercise of any Option may be paid in shares of Common Stock upon such terms and conditions as the Board shall determine; provided, however, that the Board in its sole discretion, may disapprove such payment and require that such taxes be paid in cash.

      15. Separability. If any of the terms or provisions of this Stock Option Agreement conflict with the requirements of Rule 16b-3 under the Exchange Act (as the same shall be amended from time to time), then such terms or provisions shall be deemed inoperative to the extent they so conflict with the requirements of said Rule 16b-3.

      16. Adjustments Upon Changes in Capitalization. In the event of changes in the outstanding Common Stock of the Company by reason of any stock dividend, distribution, split-up, recapitalization, subdivision, combination or exchange of shares, merger, consolidation or liquidation and the like, the number and class of shares subject to any outstanding Option, the Option prices thereof and the time or times of the exercise of any outstanding Option, shall be appropriately adjusted by the Board in its sole and absolute discretion, whose determination shall be conclusive. Except as expressly provided in this Section 16, Employee shall have no rights by reason of subdivision or consolidation of shares or stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class or by reason of any dissolution, liquidation, merger or consolidation or spin-off of assets or stock of another corporation, and any issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to the number of purchase price of Employee's Shares. The grant of the Option shall not affect in any way the right or power of the Company to make adjustments, reclassification, reorganizations or changes of its capital or business structure, to merge or consolidate or dissolve, liquidate, sell or transfer all or any part of its assets. All adjustments shall be rounded to the lowest whole number of shares of Common Stock and all Option prices shall be rounded to the nearest penny.

      17. Obligations of Employee. This Stock Option Agreement and the granting of the Option shall impose no obligations on Employee to exercise the Option.

      18. Obligations of the Company. In the event the Option is not timely exercised as provided for in this Stock Option Agreement, the Company shall have no further obligations or liabilities to Employee arising out of or in any way connected with this Stock Option Agreement.

      19. Representations, Warranties and Agreements of Employee. Employee hereby represents, warrants and agrees as follows:

            a. Employee is entering into this Stock Option Agreement and the transactions herein contemplated based on Employee's own familiarity with the relevant factors, and the Company has made no express or implied representations, covenants or warranties to Employee except as specifically set forth in this Stock Option Agreement;

            b. Employee has thoroughly read the Plan and this Stock Option Agreement and has been advised or has had the opportunity to be advised by Employee's own legal counsel as to the consequences of Employee's execution of this Stock Option Agreement.

            c. Employee has knowledge and experience in financial and business matters and is capable of evaluating the risks of entering into this Stock Option Agreement and of making an informed investment decision with respect to the transactions contemplated in this Stock Option Agreement; and

            d. Employee has had the opportunity to ask questions of, and receive answers from, the Company concerning the terms and conditions of the transactions contemplated by this Stock Option Agreement and the Plan.

      20. Conditions Precedent to Obligations of the Company. The obligations of the Company under this Stock Option Agreement to sell and deliver Employee's Shares, are at its option, subject to (i) receiving an opinion of counsel for the Company that the Company has complied with or is exempt from (a) all applicable registration requirements under the Securities Act of 1933, as amended (the "Act"), (b) all applicable registration requirements under the securities laws of any state, (c) all applicable listing requirements of any national securities exchanges on which stock of the same class as Employee's Shares is then listed or registered and (d) all other requirements of law or of any regulatory body having jurisdiction over the issuance and delivery of Employee's Shares; and (ii) Employee complying with all of the terms and conditions of this Stock Option Agreement and the Plan.

      21. Restrictions on Transfer. Regardless of whether the offering and sale of Employee's Shares has been registered under the 1933 Act or has been registered or qualified under the securities laws of any state, the Company may impose restrictions on the sale, pledge or other transfer of Employee's Shares (including the placement of appropriate legends on stock certificates) if, in the judgment of the Company and its counsel, such restrictions are necessary or desirable in order to achieve compliance with the provisions of the 1933 Act, the securities laws of any state or any other law. In the event that the sale of Employee's shares is not registered under the 1933 Act, but an exemption is available which required an investment representation or other representation, Employee shall be required as a condition precedent to the Company's delivering of Employee's Shares to Employee, to represent that Employee's Shares are being acquired for investment, and not with a view to the sale or distribution thereof, and to make such other representations as are deemed necessary or appropriate by the Company and its counsel. Any determination by the Company and its counsel in connection with any of the matters set forth in this Section shall be conclusive and binding on all persons. Stock certificates evidencing Employee's Shares acquired under this Stock Option Agreement pursuant to an unregistered transaction shall bear the following restrictive legend and such other restrictive legends as are required or deemed advisable under the provisions of any applicable law:

"THE SALE OF THE SECURITIES REPRESENTED HEREBY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). ANY TRANSFER OF SUCH SECURITIES WILL BE INVALID UNLESS A REGISTRATION STATEMENT UNDER THE 1933 ACT IS IN EFFECT AS TO SUCH TRANSFER OR IN THE OPINION OF COUNSEL FOR THE ISSUER SUCH REGISTRATION IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE 1933 ACT".

      22. Registration or Qualification of Securities. The Company may, but shall not be obligated to, register or qualify the issuance of the Option and/or the sale of Employee's Shares under the 1933 Act or any other applicable law. The Company shall not be obligated to take any affirmative action in order to cause the issuance of the Option or the sale of Employee's Shares under this Stock Option Agreement to comply with any law.

      23. Exchange of Certificates. If, in the opinion of the Company and its counsel, any legend placed on a stock certificate representing Employee's Shares sold under this Stock Option agreement is no longer required, the holder of such certificate shall be entitled to exchange such certificate for a certificate representing the same number of Employee's Shares, but lacking such legend.

      24. Notices. All notices, requests, demands and other communication hereunder shall be in writing and shall be deemed to have been duly given (except as may otherwise be specifically provided herein to the contrary) if
(i) delivered by hand or telecopied and receipted for by the party to whom said notice or other communication shall have been directed, (ii) mailed by certified or registered mail with postage prepaid or (iii) shipped and receipted by express courier service charges prepaid by shipper addressed as follows (or to such other address as may be designated by notice given pursuant hereto):

      If to the Company:    President
                            The InterGroup Corporation
                            2121 Avenue of the Stars
                            Suite 2020
                            Los Angeles, California 90067
                            Telecopy Number:  (310) 556-0735

      With a Copy to:       Chief Financial Officer
                            The InterGroup Corporation
                            2121 Avenue of the Stars
                            Suite 2020
                            Los Angeles, California 90067
                            Telecopy Number:  (310) 556-0735

      And if to Employee:   At Employee's principal residence as reflected
                            in the Company's employment records.


      25. Waiver of Breach. The waiver of any party hereto of a breach of any provision of this Stock Option Agreement shall not operate or be construed as a waiver of any subsequent breach by any party hereto.

      26. Binding Effect. Except as otherwise herein provided, this Stock Option Agreement shall be binding upon and shall inure to the benefit of the Company, its successors and assigns, and of Employee, Employee's personal representative and permitted assigns.

      27. Amendments. No amendments or variations of the terms and conditions of this Stock Option Agreement shall be valid unless the same is in writing and signed by all the parties hereto;.

      28. Headings. The Section headings contained herein are for convenience only and shall not in any way affect the interpretation or enforceability of any provision of this Stock Option Agreement.

      29. Gender. Unless the context otherwise requires a different meaning, words of a masculine gender shall be deemed and construed to include correlative words of feminine and neuter genders.

      30. Governing Law. This Stock Option Agreement shall be construed and enforced pursuant to the laws of the State of Delaware.

      31. Entire Agreement. This Stock Option Agreement constitutes the entire agreement between the parties hereto with respect to the transactions contemplated in this Stock Option Agreement.

      32. Priority. To the extent any of the terms of this Stock Option Agreement are inconsistent with the terms of the plan, the terms of the plan shall control to the extent of such inconsistency.

      33. Counterparts. This Stock Option Agreement may be executed in more than one (1) counterpart and each counterpart shall be considered an original.

      34. Inconsistencies. In the event of any inconsistency between this Stock Option Agreement and the Plan, the Plan shall govern.

     IN WITNESS WHEREOF, the Company has caused this Stock Option Agreement to be executed by its duly authorized officer and Employee has executed this Stock Option Agreement in two (2) counterparts all as of the day and year first above written, but effective as of the Effective Date.


                                             The InterGroup Corporation



                                         By: /s/ Gregory C. McPherson
                                             ---------------------------
                                                Gregory C. McPherson
                                                Executive Vice President


Accepted and Agreed to:


/S/ John V. Winfield
----------------------
    John V. Winfield

                              SCHEDULE 1

                             ACKNOWLEDGMENT


      Name of Employee:                   John V. Winfield
      Number of Shares
        Subject to Grant:                 150,000 shares
      Exercise Price                      $11.875 per share
      Vesting Schedule:                   December 22, 1998  -  37,500 shares
                                          January 27, 1999   -  37,500 shares
                                          December 22, 1999  -  37,500 shares
                                          December 22, 2000  -  37,500 shares


      Exercise Limitation:                No Options may be exercised prior
                                          to June 8, 1999.






/S/ John V. Winfield
--------------------------
    John V. Winfield